September 10, 2008

Securities and Exchange Commission

Division of Corporate Finance

Attention: Gary Todd

450 Fifth Street N.W.

Washington, D.C. 20549-0300

RE:          Ballantyne of Omaha, Inc.

Form 10-K for the fiscal year ended December 31, 2007

Filed April 1, 2008

Form 10-Q for the fiscal quarter ended March 31, 2008

Filed May 12, 2008

Form 10-Q for the fiscal quarter ended June 30, 2008

Filed August 11, 2008

File No. 001-13906

To Mr. Todd,

On behalf of the Corporation, the following responses are being provided to the comments of the staff of the Securities and Exchange Commission contained in your August 19, 2008 letter regarding the above-referenced filings. For ease of reference, we have reproduced the staff’s comments below along with our response to each comment.

Form 10-K/A for the Fiscal Year Ended 12/31/07

Consolidated Balance Sheets, page 35

1.               Please refer to comment 2 in our letter dated June 30, 2008. Please tell us how the deferred tax asset and liability amounts on the consolidated balance sheets agree to the amounts disclosed in the Income Tax footnote on page 55.

Response

The Company’s deferred tax assets and liabilities have been presented in the consolidated balance sheet as of December 31, 2007 and 2006 in accordance with guidance provided in paragraphs 41 and 42 of FASB No. 109, Accounting for Income Taxes.

As of December 31, 2007 and 2006, respectively, the Company had the following current and noncurrent deferred tax liabilities and assets:

	12/31/2007		12/31/2006

Current

Deferred tax liability	—	(a)	—	(a)

Deferred tax asset
Non-deductible accruals	130,186		152,430
Inventory reserves	1,154,984		795,860
Warranty reserves	129,525		225,224
Uncollectible receivable reserves	183,807		182,056
Accrued group health insurance claims	70,590		100,888
Other	26,834		35,000

Total deferred tax asset	1,695,926	(b)	1,491,458	(b)

Net deferred tax asset	1,695,926		1,491,458

Noncurrent

Deferred tax liability
Depreciation and amortization	(480,070)		(252,100)

Total deferred tax liability	(480,070	)(a)	(252,100	)(a)

Deferred tax asset
Non-deductible accruals	162,260		138,433
State NOL	9,978		20,000
Uncollectible receivable reserves	154,495		198,699
Stock compensation expense	51,192		32,365
Goodwill impairment	—		456,445
Other	3,613		90,225

Total deferred tax asset	381,538	(b)	936,167	(b)

Net deferred tax asset (liability)	(98,532)		684,067

(a) Total current and noncurrent deferred tax liability amounted to $480,070 and $252,100 at 12/31/07 and 12/31/06, respectively, as disclosed in the Income Tax footnote on page 55.

(b) Total current and noncurrent deferred tax asset amounted to $2,077,464 and $2,427,625 at 12/31/07 and 12/31/06, respectively, as disclosed in the Income Tax footnote on page 55.

Note 4.   Investment in Digital Link II Joint Venture, page 47

2.     Please refer to comment 5 in our letter dated June 30, 2008. We note that you have stated in your response that you received $3.45 million in cash consideration in return for tendering $6.2 million in assets for your investment in Digital Link II, LLC. Please tell us where the consideration is included in your statements of cash flows.

Response

The cash consideration received for the monetary portion of the transaction between the Company and the joint venture, Digital Link II, LLC, resulted in an increase in cash and cash equivalents of approximately $3.45 million during the year ended December 31, 2007. The transaction is reflected as a reduction of inventory within cash flows from operating activities in the statement of cash flows. The decrease in inventory as a result of this transaction is offset by increases in inventory that occurred during the year through the normal course of business which resulted in a net increase in inventory of approximately $4.0 million for the year ended December 31, 2007.

Form 10-Q as of 3/31/2008

Note 6.   Investments, page 12

3.     In future filings please provide disclosure about the redemption of your investments in auction rate securities at par. Please clarify what you mean by the statement that the Company redeemed $1.2 million of its outstanding ARS investments and that management anticipates a large portion of the redemptions to occur through the fund itself during 2008. In addition, disclosure whether you anticipate the future redemptions of these securities to be at par.

Response

In future filings, management will disclose the amount of redemptions of the Company’s investments in auction rate securities at par within the Investment footnote.

During the second quarter, the Company liquidated $1,225,000 million of its outstanding ARS of which $25,000 was sold at par through the normal auction process and $1,200,000 was redeemed at par by the fund itself. Based on this activity and other information received by the Company as of the date of the original response letter provided to the Staff, the Company anticipated future redemptions of the ARS investments to be, in large part, through the fund itself at par value.

Subsequent to the filing of our original response letter to the Staff, we were informed of Merrill Lynch’s preliminary settlement with the Securities and Exchange Commission (the SEC) [reference is made to the SEC’s Press Release: SEC Enforcement Division Announces Preliminary Settlement with Merrill Lynch to Help Auction Rate Securities Investors, dated August 22, 2008].

As all of the Company’s ARS investments were purchased from Merrill Lynch via an intermediary brokerage firm, management currently anticipates a large portion of the ARS investments to be redeemed, at par, by Merrill Lynch by way of the settlement agreement with the SEC.

In future filings, management will disclose whether the Company anticipates the future redemptions of these securities to be at par.

Form 10-Q as of 6/30/2008

Note 7.   Sale of Product Line, page 7

4.     Please refer to comment 5 in our letter dated June 30, 2008. Please tell us why you are unable clearly distinguish the operations of the Coater and Marinade product line, which appears to be a food product line, from the rest of the Company. Tell us how you have met the requirements of SFAS 144.

Response

We advise the Staff that the Coater and Marinade product line is a product line offering within the Company’s “Other” operating segment, which includes other products and services in addition to the Coater and Marinade product line. The Coater and Marinade product line does not represent a reporting unit under paragraph 30 of FASB 142 and is not comprised of a separate subsidiary. Long-lived assets such as the Company’s manufacturing facility and related equipment are utilized to support the production, sale and distribution of various products within the “Other” operating segment, in addition to sale and distribution of Coater and Marinade product. Consequently, those long-lived assets necessary to support the product line sales are not separately identifiable with the product line.

As a result, the Company would not expect to use an asset grouping consisting of Coater and Marinade product inventory (lower than segment level) for held-and-used impairment testing for long-lived assets under FASB Statement No. 144. The Company notes the following reference from KPMG’s Guide to Accounting for the Impairment or Disposal of Long-Lived Assets: An Analysis of FASB Statement 144 as supportive of our conclusion that the Coater and Marinate product line does not qualify as a component of the entity under paragraph 41 of FASB No. 144:

QVI6.  Can a component of an entity be smaller than an asset group to which the entity applies the provisions of Statement 144 for evaluating impairment of assets held and used?

A. No. While Statement 144 does not specifically address this question, we believe that the Statement does not support a conclusion that a component of an entity can be a level lower than the entity’s groups for assets held and used.

Paragraph 4 states that the unit of accounting for a long-lived asset is its group, and that an asset group held and used represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups. Paragraph 41 of Statement 144 states that a “component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.”

Thus, if a disposal involves less than a held-for-use asset group, the disposal asset or unit cannot meet the definition of a component of an entity. That is, if the asset did not have “largely independent” cash flows under Statement 144 for purposes of determining the held-for-use grouping policy, it is highly unlikely that the asset “comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.”

General

Finally, we acknowledge:

•      We are responsible for the adequacy and accuracy of the disclosure that we made in the Form 10-K and 10-Q;

•      Comments from the SEC Staff or changes to our disclosure in filings with the SEC in response to those comments do not foreclose the Commission from taking any action with respect to the Form 10-K and 10-Q; and

•      We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I look forward to working with the staff to resolve your questions or concerns. Please do not hesitate to contact me at (402) 453-4444 with any questions or concerns.

Sincerely,

/s/ Kevin Herrmann

Kevin Herrmann
Chief Financial Officer
Ballantyne of Omaha, Inc.